Exhibit 99.3

Management report for the six months ended June 30, 2004

In accordance with the resolution passed by the Combined General Meeting of June 23, 2004, and following settlement of the offer for Aventis, the company name has been changed from Sanofi-Synthélabo to Sanofi-Aventis.

As the acquisition of control over Aventis occurred after June 30, 2004, the financial data presented do not include the financial statements of Aventis and its subsidiaries.

In the six months ended June 30, 2004, Sanofi-Aventis (formerly Sanofi-Synthélabo) and its subsidiaries (“the Group”) reported consolidated net sales of 4,460 million euros, an increase of 14.3% on a reported basis and 18.9% on a comparable basis (before the impact of changes in Group structure and movements in exchange rates).

This growth was largely due to a very fine performance from the four flagship products Plavix®, Aprovel®, Stilnox® and Eloxatin®, which products generated consolidated net sales of 2,410 million euros, up 30.0% on a comparable basis and 23.1% on a reported basis.

Operating profit was 1,733 million euros, a rise of 24.6%, giving operating margin of 38.9%, compared with 35.6% for the first half of 2003.

This rise in operating profit was achieved:

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thanks to further strong growth in net sales of the Group’s top 10 products, which totalled 3,106 million euros (up 26.1% on a comparable basis), and accounted for 69.6% of consolidated net sales, against 65.9% in the six months to June 30, 2003;

-	despite a reduction in inventories of Plavix®, Aprovel®/Avapro®, Stilnox®/Ambien® and Eloxatin® (expressed in months’ sales) held by American wholesalers and pharmacies relative to end December 2003;

-	while maintaining substantial R&D spending, which at 704 million euros was 13.4% up on the previous year (+16.6% at 2003 exchange rates) and represented 15.8% of net sales; and

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with an acceleration in selling expenses: selling & general expenses, at 1,356 million euros, rose by 12.6% (+17.4% at 2003 exchange rates), with selling expenses showing a much larger increase than general expenses across all regions.

Consolidated net income was 1,138 million euros, 20.6% up on the first half of 2003, and represented 25.5% of net sales, against 24.2% in the six months to June 30, 2003.

Earnings per share came to 1.63 euros, compared to 1.34 euros in the first half of 2003, an increase of 21.6%.

The consolidated financial statements of Sanofi-Aventis and its subsidiaries are prepared in accordance with Rule 99-02 of the Comité de la Réglementation Comptable (“CRC”) issued April 29,1999 and effective as of January 1, 2000 and the Conseil National de la comptabilité (“CNC”) recommendation 99 R 01 of March 18, 1999 on interim accounts

The accounting policies and methods used are identical to those applied in the preparation of the financial statements for the year ended December 31, 2003.

***

Highlights of the first half of 2004

On January 26, 2004, Sanofi-Synthélabo publicly announced an unsolicited public share and cash offer for the shares of Aventis. Following an agreement reached between the two groups, Sanofi-Synthélabo publicly announced an agreed improved offer for Aventis on April 26, 2004. The Management Board and Supervisory Board of Aventis recommended its shareholders to tender their shares in this new improved offer.

The completion of this deal would create the no.1 pharmaceuticals group in Europe and the no.3 pharmaceuticals group in the world. Driven by a compelling strategic rationale, the deal will deliver strong, sustainable and profitable growth and is set to create value for all the shareholders.

The terms of the improved offer were:

-	Standard Entitlement: 5 Sanofi-Synthélabo shares plus €115.08 for 6 Aventis shares (1)
-	All Stock Election: 1.16 Sanofi-Synthélabo share for 1 Aventis share (1)
-	All Cash Election: €68.11 for 1 Aventis share (1).

(1) After taking account of the Aventis dividend of €0.82 per share, with an ex-dividend date of June 15, 2004

Aventis shareholders were free to choose to tender their Aventis shares for the Standard Entitlement, the All Stock Election or the All Cash Election, or a combination of them. However, the All Stock Election and All Cash Election were subject to proration and allocation adjustments to ensure that the overall consideration issued in the offer (71.84% in shares, 28.16% in cash) was maintained.

The expiration date of the offer was set at July 30, 2004 by the Autorité des Marchés Financiers (AMF).

In connection with the offer, and to comply with the demands of the US and European antitrust authorities, Sanofi-Synthélabo announced:

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April 13, 2004: signature of an agreement to sell Arixtra® and Fraxiparine®, and related assets including the manufacturing facility at Notre-Dame de Bondeville (France), to GlaxoSmithKline Group (GSK) on a worldwide basis. The sale price was 453 million euros, and the sale was conditional on the completion of the Sanofi-Synthélabo offer for Aventis.

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June 25, 2004: signature of an agreement with Pfizer Inc. group regarding the divestment of Aventis’ interests in Campto® (irinotecan) in response to requests made by the competition authorities, for a maximum price of $620 million including some milestone payments for the registration of future indications. Subject to consent from the US Federal Trade Commission and the success of the Sanofi-Synthélabo offer for Aventis, Pfizer will take over key clinical studies for Campto® that are currently conducted by Aventis, together with certain patents and other assets pertaining to territories where Pfizer currently markets irinotecan, including the United States. Pfizer will also, subject to certain conditions including clearance by European competition authority, acquire all the other assets relating to Campto® held by Aventis.

The Combined General Meeting of Sanofi-Synthélabo shareholders held on June 23, 2004 approved, subject to the success of the offer for Aventis, a capital increase by issuance of shares to be delivered in exchange for Aventis shares tendered in the offer, together with a change in the company’s name from Sanofi-Synthélabo to Sanofi-Aventis.

The same meeting also appointed or confirmed the appointment of Jean-François Dehecq (Chairman and Chief Executive Officer) and eight members of the Board of Directors proposed by Sanofi-Synthélabo, and, subject to the condition precedent of the completion of the settlement of the offer, and with effect from that date, the appointment of eight members of the Board of Directors proposed by Aventis.

Other highlights of the first half of 2004 included:

-	Announcement on January 7, 2004 of an agreement with Organon to acquire all Organon’s rights relating to Arixtra® (fondaparinux sodium), idraparinux and other oligosaccharides.

-	Announcement on February 4, 2004 of an agreement with Taisho Pharmaceutical Co. Ltd (“Taisho”). whereby Sanofi-Synthélabo will acquire all of Taisho’s 49% interest in the joint venture company Sanofi-Synthelabo-Taisho Pharmaceutical Co., Ltd., the entity in charge of the commercial exploitation of the anti-arrhythmic preparation Ancaron® (amiodarone hydrochloride), with in-market sales of 33 million euros in 2003 in Japan. Upon the acquisition in March 2006, the joint venture will become wholly owned by the Group.

-	Eloxatin®: announcement in January 2004 of approval for the first-line treatment of metastatic colorectal cancer in the United States and Europe, and submission of supplemental applications in the United States and Europe for approval in the adjuvant treatment of patients with colon cancer.

-	Presentation at the American College of Cardiology congress on March 9, 2004 of two phase III studies involving AcompliaTM (rimonabant) in a novel approach to cardiovascular risk management in overweight or obese people and smokers.

-	Approval in June 2004 of new indications for Arixtra® in the United States, in the treatment of acute deep venous thrombosis and acute pulmonary embolism (based on the findings of the MATISSE study).

Developed sales

Developed sales are an indicator of the worldwide market presence of the Group’s products. In the first half of 2004, developed sales rose by 25.5% on a comparable basis to 5,832 million euros.

Developed sales include consolidated sales, excluding sales of products to our alliance partners, but including those that are made through alliances and which are not included in our consolidated sales (with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro®/ Karvea® (irbesartan) and with Fujisawa on Stilnox®/Myslee® (zolpidem). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

Reconciliation of 2004 first-half consolidated net sales to 2004 first-half developed sales

(in millions of euros)	June 30, 2004

2004 first-half consolidated net sales	4,460

Non-consolidated sales of Plavix®/Iscover® net of sales of product to Bristol-Myers Squibb	+1,051
Non-consolidated sales of Aprovel®/Avapro® /Karvea® net of sales of product to Bristol-Myers Squibb	+302
Non-consolidated sales of Stilnox®/Myslee® net of sales of product to Fujisawa	+19

2004 first-half developed sales	5,832

Developed sales of Plavix®/Iscover® and Aprovel®/Avapro®

	June 30, 2004	June 30, 2003	Change (%)

(in millions of euros)	reported	comparable	comparable

Plavix®/Iscover®
Europe	640	475	+34.7%
United States	1,007	635	+58.6%
Other countries	222	148	+50.0%

Sub-total	1,869	1,258	+48.6%

Aprovel®/Avapro®/Karvea®
Europe	354	305	+16.1%
United States	212	163	+30.1%
Other countries	126	91	+38.5%

Sub-total	692	559	+23.8%

Total for the 2 products	2,561	1,817	+40.9%

Total developed sales	5,832	4,648	+25.5%

In the first half of 2004, developed sales of Plavix®/Iscover® came to 1,869 million euros, up 48.6% on a comparable basis.

In the United States, invoiced sales for the period were 1,007 million euros, up 58.6% on a comparable basis. Demand continued to grow at a fast pace, with prescription volumes up 26.8% (IMS NPA + 06/2004 retail + mail order + long term care). There was also a positive price effect. Growth in invoiced sales was boosted by a favorable comparative base due to the substantial inventory workdowns during the first quarter of 2003. Inventory levels at end June 2004 were similar to those at end June 2003 and lower than those at end December 2003.

In Europe and the rest of the world, sales rose by 34.7% and 50.0% respectively on a comparable basis in the first half of 2004.

Developed sales of Aprovel®/Avapro®/Karvea® totaled 692 million euros in the first half of 2004, an increase of 23.8% on a comparable basis.

In the United States, invoiced sales for the period were 212 million euros, up 30.1% on a comparable basis. Prescription volumes rose by 16.1% (IMS NPA + 06/2004 retail + mail order + long term care). There was also a positive price effect. Growth in invoiced sales was boosted by a favorable comparative base due to the substantial inventory workdowns during the first quarter of 2003. Inventory levels at end June 2004 were similar to those at end June 2003 and lower than those at end December 2003.

In Europe and the rest of the world, sales of Aprovel®/Avapro®/Karvea® advanced by 16.1% and 38.5% respectively on a comparable basis in the first half of 2004.

Consolidated statement of income

Consolidated net sales

Consolidated net sales for the first half of 2004 amounted to 4,460 million euros, 14.3% higher on a reported basis than in the first half of 2003 (3,903 million euros). On a comparable basis, growth was 18.9%.

When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as changes in the consolidation percentage for consolidated entities).

For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period.

During the first half of 2004, exchange rate fluctuations had a net unfavorable impact of 4.5 percentage points on sales growth. Of this, more than two-thirds was due to the fall in the US dollar against the euro relative to the first half of 2003.

The impact of changes in Group structure on growth in consolidated net sales during the first half of 2004 was not significant (net unfavorable impact of 0.1 of a percentage point).

Consolidated net sales by geographical region

	June 30, 2004	June 30, 2003	June 30, 2003	Change (%)

(in millions of euros)	reported	comparable	reported	comparable	reported

Europe	2,584	2,307	2,327	+12.0%	+11.0%
United States	1,065	784	884	+35.8%	+20.5%
Other countries	811	660	692	+22.9%	+17.2%

Total	4,460	3,751	3,903	+18.9%	+14.3%

In Europe, net sales totaled 2,584 million euros, up 12.0% on a comparable basis and 11.0% on a reported basis. This level of growth in Europe during the first half of 2004 was achieved despite measures taken by the authorities to contain healthcare costs, especially in France and Germany. Europe accounted for 57.9% of total consolidated net sales in the six months to June 30, 2004, against 59.6% to June 30, 2003.

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In the United States, net sales reached 1,065 million euros, up 35.8% on a comparable basis. On a reported basis, growth was 20.5%, due to the unfavorable impact of fluctuations in the dollar exchange rate against the euro. Sales of Eloxatin® were 311 million euros, after 187 million euros in the first half of 2003, a rise of 66.3% on a comparable basis, while sales of Ambien® were 547 million euros, an increase of 20.8% on a comparable basis. The United States represented 23.9% of total consolidated sales in the first half of 2004, compared with 22.6% in the first half of 2003.

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In other countries, net sales amounted to 811 million euros, up 22.9% on a comparable basis and 17.2% on a reported basis. Other countries accounted for 18.2% of total consolidated sales for the period, against 17.7% in the first half of 2003.

Consolidated net sales by product

Consolidated net sales generated by the Group’s top 10 products advanced by 26.1% on a comparable basis to 3,106 million euros, and represented 69.6% of total consolidated net sales compared with 65.9% in the first half of 2003.

This strong growth was driven by very fine performances from Plavix®, Aprovel®, Stilnox® and Eloxatin®, which between them recorded net sales of 2,410 million euros, 30.0% higher on a comparable basis year-on-year. On a comparable basis, these four products now account for 54.0% of total consolidated net sales.

		June 30, 2004	June 30, 2003	June 30, 2003	Change (%)

(in millions of euros)		reported	comparable	reported	comparable	reported

Product	Indication

Plavix®	Atherothrombosis	818	605	612	+35.2%	+33.7%

Stilnox®	Insomnia	661	562	627	+17.6%	+5.4%

Eloxatin®	Colorectal cancer	541	357	384	+51.5%	+40.9%

Aprovel®	Hypertension	390	330	334	+18.2%	+16.8%

Fraxiparine®	Thrombosis	174	162	166	+7.4%	+4.8%

Depakine®	Epilepsy	150	135	137	+11.1%	+9.5%

Xatral®	Benign prostatic hypertrophia	138	102	103	+35.3%	+34.0%

Solian®	Schizophrenia	97	71	71	+36.6%	+36.6%

Cordarone®	Arrhythmia	72	72	73	+0.0%	-1.4%

Tildiem®	Angina, hypertension	65	67	67	-3.0%	-3.0%

Sub-total for the top 10 products		3,106	2,463	2,574	+26.1%	+20.7%

Other products		1,354	1,288	1,329	+5.1%	+1.9%

Total		4,460	3,751	3,903	+18.9%	+14.3%

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Plavix® is now the Group’s leading product in terms of consolidated net sales (818 million euros, up 35.2% on a comparable basis). Since it was first launched in 1998, Plavix® has consistently achieved very rapid growth both in Europe, where it was added to the refundable list in Italy and Portugal during 2003, and in the rest of the world. In February 2004, a registration application for Plavix® was filed in Japan, where the product is developed in partnership with Daiichi Pharmaceuticals.

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Consolidated net sales of Stilnox®/Ambien®/Myslee® were 661 million euros. The difference between the 17.6% comparable-basis growth in Stilnox®/Ambien®/Myslee® sales and the 5.4% reported-basis growth figure was due to unfavorable movements in the dollar/euro exchange rate, this product generating most of its sales in the United States (547 million euros). A registration application for Ambien® CR, a modified release form of Ambien®, was filed in the United States in June 2004. In Japan, consolidated net sales of Myslee® amounted to 22 million euros, up 23.1% on a comparable basis and 20.4% on a reported basis.

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Consolidated net sales of Aprovel® were 390 million euros, a rise of 18.2% on a comparable basis. During the period, Aprovel® sales were boosted by the allocation of increased promotional resources to the product in Europe.

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Consolidated net sales of Eloxatin® totaled 541 million euros, up 51.5% on a comparable basis. This very strong growth rate illustrates the ongoing success of Eloxatin® in the United States since it was launched onto the American market in 2002; US sales reached 311 million euros in the first six months of 2004, up 66.3% on a comparable basis. Eloxatin® also posted comparable-basis growth of 35.3% outside the United States to 230 million euros (+33.3% in Europe, +50.0% in other countries). Since January 2004, Eloxatin® has been approved in the full indication as a first and second line treatment for metastatic colorectal cancer in the United States and Europe. Based on the positive findings of the MOSAIC study, an application has been filed in Europe and the United States to register Eloxatin® in the adjuvant treatment of colorectal cancer.

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Consolidated net sales of Xatral®/Uroxatral® came to 138 million euros, up 35.3% on a comparable basis. This product was launched in the United States at end 2003 for urologists, and in March 2004 for general practitioners.

-	Net sales of other products were 1,354 million euros, an increase of 5.1% on a comparable basis.

Gross profit

Gross profit came to 3,660 million euros, a rise of 16.1%. Gross margin was 82.1% of net sales in the first half of 2004, an improvement of 1.3 percentage point year-on-year.

This advance in gross margin was achieved thanks to:

-	favorable trends in royalty income, mainly on Plavix® and Avapro®, representing a gain of 1.5 percentage points;

-	further improvements in the industrial cost of goods sold and product mix, mainly contributing to a gain of 0.4 of a percentage point;

-	and despite a marked increase in pharmaceutical contributions in Europe, representing a loss of 0.6 of a percentage point.

Based on 2003 exchange rates, gross margin rate would have reached 82.4%.

Research and development expenses

Research and development expenses totaled 704 million euros, representing 15.8% of net sales and 13.4% higher than in the first half of 2003.

Based on 2003 exchange rates, growth in research and development expenses would have been 16.6%.

The Group continued its efforts in its four areas of expertise (Cardiovascular/Thrombosis, Central Nervous System, Oncology and Internal Medicine), and took over full responsibility for development costs related to Arixtra®, idraparinux and other oligosaccharides following acquisition of the rights from Organon.

The major ongoing clinical trials programs proceeded as planned, both in the life cycle management of products already on the market like Plavix®, Aprovel®/Avapro®, Eloxatin®, Xatral® and Arixtra® and on new molecules in phase III of development such as rimonabant (obesity, smoking cessation), dronedarone (atrial fibrillation), zolpidem MR (new formulation of Stilnox®/Ambien®), idraparinux (treatment and prevention of deep venous thrombosis, pulmonary embolism, atrial fibrillation), xaliprodene (Alzheimer’s disease) and tirapazamine (head and neck cancer).

Selling and general expenses

Selling and general expenses came to 1,356 million euros, a year-on-year increase of 12.6%.

At 2003 exchange rates, selling and general expenses would have risen by 17.4%.

During the first half of 2004, sales efforts continued to be stepped up very substantially in the United States to support the rapid growth in the Group’s major products and the launch of Uroxatral®. There was a strong sales push in Europe, with particular focus on Aprovel®. In other countries, sales and marketing resources also rose strongly to take advantage of market trends and opportunities.

Other operating income/expense

Other operating income and expense mainly comprises transfers of profits in respect of joint operations with partners under collaboration agreements relating to product marketing and development, recorded as adjustments to operating profit.

In the first half of 2004, other operating income and expense, related mainly to operations with Bristol-Myers Squibb, represented a net gain of 133 million euros compared with 63 million euros in the first half of 2003, a year-on-year increase of 111.1%.

At 2003 exchange rates, this line would have shown an increase of 161.9%.

The strong growth of Plavix® and Aprovel®/Avapro®, in both Europe and the United States, explains the change in this line. In the first half of 2004, the Group’s share of profits generated by Plavix® and Avapro® in respect of the territory managed Bristol-Myers Squibb, mainly North America, amounted to 254 million euros, compared with 153 million euros in the first half of 2003. Conversely, profits passed on to Bristol-Myers Squibb in respect of the territory managed by Sanofi-Synthélabo totaled 115 million euros in the first half of 2004, against 83 million euros in the first half of 2003.

Operating profit

Operating profit includes profits and losses from joint venture operations, in particular with Bristol-Myers Squibb, which are shown on the line “Other operating income and expense”. Amortization and impairment of intangible fixed assets, which are technically an operating item, are shown on a separate line below operating profit, in line with the definition used by the Group.

Operating profit for the first half of 2004 was 1,733 million euros, a year-on-year increase of 24.6%.

After including foreign currency hedging, which is recognized as part of financial income/expense, growth in operating profit would have been 22.0%.

Operating margin advanced by 3.3 percentage points to 38.9%, compared with 35.6% to end June 2003.

Based on 2003 exchange rates, the growth rate would have been 34.9%.

The table below shows the main components of first-half operating profit for 2003 and 2004:

	June 30, 2004		June 30, 2003		2003/2004

(in millions of euros)	as % of sales		as % of sales		Change (%)

Net sales	4,460	100.0%	3,903	100.0%	+14.3%

Cost of goods sold	(800)	(17.9%)	(750)	(19.2%)	+6.7%

Gross profit	3,660	82.1%	3,153	80.8%	+16.1%

Research and development expenses	(704)	(15.8%)	(621)	(15.9%)	+13.4%

Selling and general expenses	(1,356)	(30.4%)	(1,204)	(30.8%)	+12.6%

Other operating income/(expense)	133	3.0%	63	1.6%	+111.1%

Operating profit	1,733	38.9%	1,391	35.6%	+24.6%

In geographical terms, operating profit advanced in all regions. However, as in 2003, the continuing fall of the US dollar against the euro checked growth in profits generated in the United States.

The table below gives its evolution between 2003 and 2004:

(in millions of euros)	June 30, 2004	June 30, 2003	Change (%)

Europe	1,012	922	+9.8%

United States	1,116	857	+30.2%

Other countries	340	274	+24.1%

Unallocated costs	(735)	(662)	+11.0%

Total operating profit	1,733	1,391	+24.6%

The United States represented 45% of consolidated operating profit before unallocated costs, against 42% in the first half of 2003.

Europe represented 41% of consolidated operating profit before unallocated costs, against 45% in the first half of 2003.

Other countries represented 14% of consolidated operating profit before unallocated costs, against 13% in the first half of 2003.

Unallocated costs, which rose by 11%, mainly comprise fundamental research and worldwide development of pharmaceutical molecules, and part of the cost of support functions.

Intangibles — amortization and impairment

Charges for the amortization and impairment of intangibles were 65 million euros, compared with 66 million euros in the first half of 2003.

Financial income/expense

Net financial income fell from 63 million euros in the six months to June 30, 2003 to 22 million euros in the six months to June 30, 2004.

The main factors in this decrease were as follows:

-	charges to impairment provisions against treasury shares held in connection with stock option plans totaled 25 million euros for the six months to end June 2004, against 20 million euros for the six months to end June 2003;
-	net gains arising on foreign currency came to 29 million euros, against 53 million euros in the first half of 2003;
-	the balance of financial interests which is a profit amounting to 18 million euros, compared with 30 million euros for the six months to end June 2003.

Income before tax and exceptional items

Income before tax and exceptional items came to 1,690 million euros, 21.8% higher than the figure for the first half of the previous year (1,388 million euros).

Based on 2003 exchange rates, the growth rate would have been 33.4%.

Exceptional items

Exceptional items for the period showed a net gain of 9 million euros, compared with 1 million euros for the first half of 2003. The main item in 2004 was 8 million euros arising on the divestment of shares in Atrix in the United States.

Income taxes

Income taxes amounted to 576 million euros, compared with 458 million euros in the first half of 2003.

The effective tax rate (income taxes as a percentage of net income before tax) was 34.0% for the six months to June 30, 2004, against 33.1% in the six months to June 30, 2003 and 33.9% in the year to December 31, 2003.

Income from equity investees

The share of net income from equity investees for the first half of 2004 amounted to 21 million euros, mainly comprising the share of 2003 profits to which the Group was entitled via its interest in the Yves Rocher group. The treatment adopted was the same as in the first half of the previous year, when the amount involved was similar (19 million euros).

Minority interests

At 2 million euros, minority interests in net income for the first half of 2004 were the same as for the first half of 2003.

Net income

Consolidated net income came to 1,138 million euros, 20.6% up on the 2003 first-half figure of 944 million euros. Based on 2003 exchange rates, the growth rate would have been 31.9%.

Earnings per share was 1.63 euro, against 1.34 euro for the first half of 2003, an increase of 21.6%. The evolution of earnings per share before exceptional items and goodwill amortization was similar.

Consolidated statement of cash flows

Operating cash flow before changes in working capital for the first half of 2004 was 1,396 million euros, up 25.3% on the 2003 first-half figure of 1,114 million euros.

Working capital needs rose by 630 million euros, against an increase of 355 million euros in the six months to June 30, 2003. The increase in working capital needs during 2004 was due mainly to higher trade accounts receivable (reflecting the expansion of the Group’s business) and to the recognition in “Other current assets” of costs incurred in connection with the offer for Aventis, including the cost of obtaining credit facilities.

Total investments were 200 million euros, compared with 185 million euros in the first half of 2003. The main items included investments in industrial plants and installations at research sites. The acquisition of the rights previously held by Organon resulted in a cash outflow of 20 million euros.

Proceeds from disposals of fixed assets net of income taxes came to 21 million euros, against 5 million euros in the first six months of 2003.

Dividends paid to Sanofi-Synthélabo shareholders totaled 663 million euros, compared with 579 million euros in the first half of 2003. In the first half of 2004, the only dividend payment was an interim dividend of 0.97 euro per share in May 2004. The balance is to be paid on settlement of the reopened offer, simultaneously with payment of the full 1.02 euros per share dividend in respect of all the new shares issued in exchange for Aventis shares tendered to the offer. The dividend per share shows a rise of 21.4%, from 0.84 to 1.02 euro per share. Treasury shares are not entitled to dividend, reducing the total dividend payout.

After all these cash flows, the amount of cash and cash equivalents (defined as liquid assets, excluding treasury shares classified as short-term investments) shown in the statement of cash flows fell by 124 million euros in the first half of 2004.

Consolidated balance sheet

The balance sheet total was 10,557 million euros as of June 30, 2004, 808 million euros higher than as of December 31, 2003.

Shareholders’ equity was 6,834 million euros, an increase of 511 million euros on the December 31, 2003 figure. Shares purchased in connection with share repurchase programs and netted off shareholders’ equity represented a total of 1,980 million euros.

As of June 30, 2004, the Group held 36.6 million shares under these programs, representing 4.99% of the share capital. No share was purchased in connection with these programs in 2004.

Balance sheet items showing material movements relative to December 31, 2003 were as follows:

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net intangibles, which increased by 296 million euros, due mainly to recognition of the estimated future payments to Organon in connection with the acquisition of the rights to Arixtra®, idraparinux and other oligosaccharides. A matching liability has been recognized in “Other current liabilities”;

-	trade accounts receivable and payable, which rose by 314 million euros and 108 million euros respectively, reflecting the expansion of the Group’s business.

The Group had a net cash position of 2,895 million euros as of June 30, 2004, against 3,010 million euros as of December 31, 2003, after taking account of 577 million euros of treasury shares held in connection with stock option plans (compared with 613 million euros at end December 2003).

Progress report on transition to IFRS

During the first half of 2004, the Group continued with the study of the impact of the implementation of international accounting standards (IFRS) in 2005, based on questionnaires and targeted interviews with operational staff.

The project team is finalizing the IFRS opening balance sheet, and the reconciliation between shareholders’ equity as of January 1, 2004 under French generally accepted accounting principles and under IFRS. This phase will be completed at the time of the merger with Aventis.

Outlook

During the second half of 2004, the Group expects sales and earnings to continue to grow at a rapid pace, thanks in particular to further expansion in sales of Plavix®, Stilnox®, Eloxatin® (especially in the United States and Europe, following the new indications approved in January 2004) and Aprovel®, and further good performances from the rest of the portfolio.

The sales and earnings growth rates achieved in the first half fully support the Group’s expectation that the full-year objectives set at the start of the year, excluding the combination with Aventis, and barring major adverse events, will be met:

-	A similar level of consolidated sales growth, on a comparable basis, to that achieved in 2003,
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At an exchange rate of 1 euro per 1.25 dollar, an increase in earnings per share of around 15%, before exceptional items and goodwill amortization. The sensitivity of this growth rate is 1.2% for a 3 cents change in the euro/dollar exchange rate.

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Recents events

- In the Plavix® litigation case in the United States, decision by the judge to hold the Pre-trial Order on December 8, 2004.

- Presentation at the European Society of Cardiology of very favorable results on AcompliaTM (RIO-Europe Study one-year results).

Recent events related to the offer for Aventis

- Expiration of the offer

On July 29, 2004, the United States Federal Trade Commission (FTC) accepted a Consent Decree for public comment, thereby clearing the way for Sanofi-Synthélabo to complete its acquisition of Aventis.

The offer period expired on July 30, 2004.

- Result of the offer

The Autorité des Marchés Financiers (AMF) published the definitive results of the offer on August 12, 2004. These results indicate that, as of the expiration of the offers, in aggregate 769,920,773 Aventis shares had been tendered into the French, German and U.S. offers, including the Aventis shares underlying ADSs tendered into the U.S. offer.

These results indicate that 769,920,773 Aventis shares representing 95.47% of the share capital and 95.52% of the voting rights of Aventis, on an issued and outstanding basis of 806,437,011 shares and 806,044,276 voting rights as of July 31, 2004, have been tendered into the offers. On a fully-diluted basis, 769,920,773 Aventis shares representing 89.84% of the share capital and 89.88% of the voting rights of Aventis have been tendered.

The 769,920,773 Aventis shares, tendered in the offers, have been acquired by Sanofi-Synthélabo according to the following distribution:
- 664,561,361 for the Standard Entitlement;
- 75,690,733 pursuant to the All Stock Election,
- 29,668,679 pursuant to the All Cash Election.

In addition, 92,692 warrants issued by Aventis in 2002 and 164,556 warrants issued by Aventis in 2003 were tendered into the French offer.

The settlement of the offers and the delivery of the offer consideration in respect of the tendered Aventis ordinary shares occurred on Friday, August 20, 2004 and, in respect of Aventis ADSs tendered in the U.S. offer on Thursday, August 26, 2004.

Sanofi-Aventis has provided a subsequent offering period until September 6, 2004.

- Financing

On April 24, 2004, Sanofi-Synthélabo entered into a credit facility agreement permitting borrowing up to a maximum of 16 billion euros, which will be used primarily to finance the cash portion of the offer for Aventis and to refinance certain debt held by Aventis and its subsidiaries.

On August 20, 2004, settlement of the cash portion of the offer (14.8 billion euros) was financed as follows:
- Tranche A credit facility of 5 billion euros used in full;
- Tranche B credit facility of 5.5 billion euros used in full;
- commercial paper of 0.9 billion euros;
- the balance from available cash.

- Announcement on August 11, 2004 of the launch of a public offer on 20% of the share capital of Aventis Pharma Limited India, a company owned at 50,1% by Hoechst AG, a subsidiary of Aventis.

- Announcement on August 23, 2004 of a mandatory public offer on the 1,91% of the share capital of Hoechst AG, an Aventis Subsidiary. Announcement on the same date, by Aventis of its intention to conduct a squeeze-out of Hoechst AG shares.

- Following the acquisition of control of Aventis and in order to create a more streamlined legal structure that better reflects the operational organization of the new Group, the Board of Directors of Sanofi-Aventis has authorized the study of a merger between Sanofi-Aventis and Aventis, on the basis of an exchange ratio equivalent to that of the all share portion of the offer, before adjustment (1.1739). The study would contemplate completion of the merger by the end of 2004.

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Sanofi-Aventis parent company

The Sanofi-Aventis parent company reported income before tax and exceptional items of 674 million euros for the six months to June 30, 2004, compared with 883 million euros for the six months to June 30, 2003.